November 16, 2012

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
File No. 001-32961

Dear Mr. Krikorian:

CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated November 2, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 15, 2012.

Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 17

Comment 1. Please confirm that in future filings you will include a detailed description of the relief sought in your material legal proceedings, including the specific amounts of damages sought, as applicable.

Response to Comment 1.

The Company respectfully notes that its recent filings contain a complete restatement of the categories of relief sought in the referenced legal proceedings, including monetary damages. However, the Company respectfully maintains that it should not be obligated in future filings to include a recitation of the amount of monetary relief stated in the complaints related to material legal proceedings, when the plaintiffs’ complaints in such actions do not specifically state material information bearing on the viability of the claims asserted or the size of the monetary relief requested. For example, in certain of the cases noted in the Company’s current filings, the complaints or amended complaints state monetary damages up to and/or including the entire amount of the investments of such plaintiffs. However, the plaintiffs do not provide material information such as the current value of such investments, what steps if any the plaintiffs took to mitigate their damages, or the effect of legal principles such as proportionate liability in the controlling jurisdiction which may act to significantly limit or eliminate the damages that are actually recoverable. These omissions are particularly significant in light of the existence, character and quality of the Company’s defenses to the claims themselves, and the failure of the complaints to make any reference to these defenses or the facts supporting them. Requiring the Company to state the amounts claimed on the face of the lawsuits when the plaintiffs have failed to state material facts related to the defenses available to the Company, the current value of the plaintiffs’ investments, the mitigation if any of plaintiffs’ potential damages, or the application of legal principles that may eliminate or limit damages to potentially much smaller amounts than those claimed in the complaints, results in disclosure filings that are misleading to the investing public. Where the Company reasonably determines that such disclosures would be misleading, it should not be required to simply recite the amount of monetary damages stated in a complaint’s request for relief.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

Comment 2. We note that you present cash earnings and cash earnings per share data as non-GAAP measures. Please clarify whether you are using cash earnings and cash earnings per share as a liquidity measure. If so, please provide a reconciliation of cash earnings to cash flows from operations. In addition, we do not believe that non-GAAP liquidity measures should be presented on a per share basis (i.e., cash earnings per share). We refer you to Question 102.05 of the CD&I on “Non-GAAP Financial Measures” and Item 10(e) of Regulation S-K.

Response to Comment 2.

The Company respectfully advises the Staff that it uses cash earnings and cash earnings per share as performance measures and not as measures of liquidity. As such, the Company has provided reconciliations to the most directly comparable GAAP measures, income from continuing operations and earnings per share from continuing operations. In future filings, beginning with the Form 10-K for the year ended December 31, 2012, the Company will add disclosure in the paragraph preceding the cash earnings and cash earnings per share data tables that will clarify the use of cash earnings and cash earnings per share as performance measures.

Consolidated Financial Statements

Revenue Recognition and Valuation of Unbilled Revenues, page F-11

Comment 3. We note that you offer a vast array of products and business services to your clients. Tell us your consideration of disclosing whether the significant deliverables in your arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable. In addition, your disclosures should discuss the significant factors, inputs, and assumptions and methods used to determine the selling price

(whether vendor-specific objective evidence, third-party evidence, or estimated selling price) of the significant deliverables. We refer you to the guidance in ASC 605-25-50-2.

Response to Comment 3.

The Company respectfully advises the Staff that prior to 2009, the Company had significant multiple deliverable arrangements in connection with its technology businesses and appropriately disclosed the nature of the transactions and the revenue recognition policies in the Form 10-K for the year ended December 31, 2008. In 2009, the Company sold its technology businesses, and as a result, the remaining multiple deliverable arrangements are no longer material, either individually or in the aggregate. As such, it is the Company’s belief that the disclosure of revenue recognition policies for multiple deliverable arrangements is not necessary.

The Company offers a number of services to its clients. Each service is sold, contracted, priced and delivered separately, and therefore, is accounted for as a separate transaction. There are no material multiple element arrangements or deliverables that need to be separately accounted for, or disclosed, as required by ASC 605-25-50-2. The Company’s disclosure in its Form 10-K discusses the revenue recognition policies and significant deliverables in detail for each of the products and services offered by the Company’s operating segments, none of which include multiple deliverable arrangements.

*    *    *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Ware H. Grove
By:	Ware H. Grove
Title:	Chief Financial Officer